UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 24, 2022

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated February 24, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 24, 2022	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FOURTH QUARTER AND ANNUAL 2021 RESULTS

Highlights
•Reported GAAP net loss of $39.8 million, or $1.17 per share; and adjusted net loss(1) of $25.0 million, or $0.74 per share, in the fourth quarter of 2021 (excluding items listed in Appendix A to this release).
•Fiscal year 2021 GAAP net loss of $242.4 million, or $7.16 per share; and fiscal year 2021 adjusted net loss(1) of $138.6 million, or $4.09 per share (excluding items listed in Appendix A to this release).
•The Company's full service lightering business earned a premium rate of $22,200 per day in the fourth quarter of 2021, improving overall Aframax earnings for the quarter.
•In December 2021, Teekay Tankers sold a 2004-built Aframax vessel for $13 million. In January 2022, Teekay Tankers entered into agreements to sell a 2004-built Aframax vessel and a 2004-built Suezmax vessel for total proceeds of $28.6 million.
•In December 2021 and February 2022, signed term sheets for new, low-cost sale-leaseback financings to refinance 13 existing vessels, which are expected to be completed in the first and second quarter of 2022 and increase the Company’s liquidity by approximately $75 million. Including these refinancings and the two vessels agreed to be sold in early-2022, Teekay Tankers' pro forma liquidity was approximately $246 million(3) as of December 31, 2021.
•In January 2022, chartered-out one Aframax vessel for $18,000 per day for a 12-month period.

Hamilton, Bermuda, February 24, 2022 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter and year ended December 31, 2021:

Consolidated Financial Summary

	Three Months Ended			Year Ended
(in thousands of U.S. dollars, except per share data)	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	160,308	115,890	127,802	542,367	886,434
(Loss) income from operations	(21,324)	(41,494)	(42,346)	(194,095)	141,573
Net (loss) income	(39,808)	(52,055)	(73,286)	(242,372)	87,317
(Loss) earnings per share	(1.17)	(1.54)	(2.17)	(7.16)	2.59
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	9,690	(15,787)	9,788	3,016	335,647
Adjusted net (loss) income (1)	(24,959)	(50,147)	(40,666)	(138,589)	153,147
Adjusted (loss) earnings per share (1)	(0.74)	(1.48)	(1.21)	(4.09)	4.54
Free cash flow (1)	2,356	(25,256)	(20,975)	(31,866)	277,336
Net debt (2)	583,844	565,011	509,858	583,844	509,858
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.
(3)     Pro forma liquidity includes the $288 million refinancing of 13 vessels expected to be completed in the first and second quarters of 2022, which are currently financed under a corporate revolving credit facility, and the sale of two vessels expected to be delivered in the first and second quarters of 2022.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 683-3529 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Fourth Quarter of 2021 Compared to Third Quarter of 2021
The reduction in GAAP net loss and non-GAAP adjusted net loss for the fourth quarter of 2021, compared to the third quarter of 2021, was primarily due to higher average spot tanker rates and full service lightering revenues in the fourth quarter of 2021. Partially offsetting this, GAAP net loss in the fourth quarter of 2021 included an $11.6 million equity loss relating to the write-down of an equity-accounted investment and a net expense of $4.3 million relating to vessel write-downs and loss on vessel sales, which was higher than the net expense of $0.7 million relating to the vessel write-downs and gains on vessel sales recorded as part of the GAAP net loss in the third quarter of 2021.

Fourth Quarter of 2021 Compared to Fourth Quarter of 2020
The reduction in GAAP net loss and non-GAAP adjusted net loss for the fourth quarter of 2021, compared to the GAAP net loss and non-GAAP adjusted net loss for the fourth quarter of 2020, was primarily due to higher average spot tanker rates and full service lightering revenues, a lower number of scheduled dry dockings, and lower accrued freight taxes in the fourth quarter of 2021, partially offset by the expiration of certain fixed-rate time charter contracts at higher rates during 2021. In addition, GAAP net loss in the fourth quarter of 2021 included an $11.6 million equity loss relating to the write-down of an equity-accounted investment and a net expense of $4.3 million relating to vessel write-downs and loss on vessel sales, compared to a $24.3 million write-down of assets recorded as part of the GAAP net loss in the fourth quarter of 2020.
CEO Commentary
“Spot tanker rates in the fourth quarter of 2021 improved due to recovering global crude oil trade; however, spot tanker rates remained well below historic averages due to ongoing OPEC+ production cuts related to the COVID-19 pandemic, the emergence of the Omicron COVID-19 variant and higher bunker fuel prices,” commented Kevin Mackay, Teekay Tankers’ President and CEO.

“In early-2022, the impact of the Omicron COVID-19 variant and higher bunker fuel prices continue to weigh on crude spot tanker rates. Although the near-term outlook is uncertain mainly due to COVID-19 and geopolitical tension, we believe that many of the leading indicators for a tanker market recovery continue to improve. Growing oil demand is expected to surpass pre-COVID levels this year, while OPEC+ and non-OPEC crude oil production continues to increase, and global inventories continue to decline. There are also positive tanker supply fundamentals, including a small orderbook - particularly from the second half of this year, limited new vessel orders, and increased scrapping.”

“Since reporting earnings last quarter, we opportunistically sold two 2004-built vessels and have agreed to sell a third 2004-built vessel at attractive prices, for a total gross proceeds of $42 million, while also entering into term sheets for new, low-cost sale-leaseback financings, all of which will further reinforce our balance sheet. Including these transactions, the Company’s pro forma liquidity position was approximately $246 million(1) as of December 31, 2021.”

“While we anticipate a strengthening of the tanker market as trade volumes continue to recover, we remain financially resilient during this period of low tanker rates, and are well-positioned to benefit from the anticipated tanker recovery."
(1)     Pro forma liquidity includes the $288 million refinancing of 13 vessels expected to be completed in the first and second quarters of 2022, which are currently financed under a corporate revolving credit facility, and the sale of two vessels expected to be delivered in the first and second quarters of 2022.

Summary of Recent Events
In December 2021, Teekay Tankers sold a 2004-built Aframax for gross proceeds of $13 million. In January 2022, the Company entered into agreements to sell a 2004-built Aframax and a 2004-built Suezmax for total gross proceeds of approximately $29 million; one of the vessel sales was completed in February 2022 with the remaining vessel sale expected to be completed in March or April of 2022.
In December 2021 and February 2022, the Company signed term sheets to refinance 13 vessels with new, low-cost sale-leaseback financings. The refinancings, which remain subject to final documentation and other customary closing conditions, are expected to be completed in the first and second quarters of 2022 and to increase the Company’s liquidity position by approximately $75 million.
In January 2022, Teekay Tankers chartered-out one Aframax for $18,000 per day for a 12-month period.
Tanker Market

In the fourth quarter of 2021, crude tanker spot rates moderately increased compared to the prior quarter, though rates continue to be below historical averages. Global oil demand grew by 1.5 million barrels per day (mb/d) during the fourth quarter to 100.2 mb/d, primarily due to an increase in global mobility and economic activity as the world continues to normalize from COVID-19 disruptions, and was further boosted by a switch from gas to oil for power generation in parts of Europe and Asia. However, this was offset by the emergence of the Omicron COVID-19 variant, which impacted mobility and therefore oil demand in the latter part of the fourth quarter of 2021. Global oil production increased as the OPEC+ group continued to unwind crude oil supply cuts, though some countries in the group failed to meet their production targets, while unplanned outages in countries outside of the OPEC+ group also tempered the crude oil supply increase. As a result, crude oil supply continued to lag demand, leading to a further drawdown in global oil inventories, higher oil prices, and a steepening of the backwardation in the crude oil price futures curve during the fourth quarter of 2021. The ongoing impact of the Omicron variant on oil demand and a continued increase in bunker fuel prices related to higher oil prices have led to a further softening in crude tanker spot rates during the early part of the first quarter of 2022.

Looking ahead, global oil demand is expected to increase by 3.2 mb/d year-on-year in 2022 and to reach 101.6 mb/d by the fourth quarter of 2022 as per the International Energy Agency (IEA), returning global oil demand to pre-COVID levels. The emergence of the Omicron variant could temporarily slow the demand recovery in the near-term, particularly due to its impact on international travel, though it is not expected to derail the recovery for 2022 as a whole. More importantly for the tanker market, global oil production is set to increase significantly during 2022 as the OPEC+ group plans to unwind its remaining crude oil supply cuts by September 2022 while non-OPEC+ production is set to increase due to higher supply from the U.S., Canada, and Brazil. According to the IEA, global oil supply could increase by up to 6.3 mb/d in 2022 if all supply comes online as planned, which would provide a significant boost to crude tanker demand through the course of the year. The unfolding geopolitical crisis between Ukraine and Russia, and the potential lifting of Iranian sanctions, represent two wild cards which could alter tanker demand dynamics in the coming weeks and months depending on future developments.
Tanker fleet supply fundamentals continue to look very positive due to a lack of newbuild ordering, a diminishing tanker orderbook, and higher scrapping. As of January 2022, the tanker orderbook stood at 7.3% of the existing fleet size, which is the lowest since 1996 and well below the long-term average of around 20%. The level of newbuild orders remains very low, with just 3.4 million deadweight tons (mdwt) placed in the second half of 2021, the lowest level of new orders placed in a six-month period since the first half of 2009. The Company expects that the level of new tanker orders will remain low in the near-term due to rising newbuild prices, which are currently at a 12-year high, and ongoing uncertainty over vessel technology. Tanker scrapping has picked up in recent months with 9.5 mdwt removed in the second half of 2021, the highest level since the first half of 2018. For 2021 as a whole, around 15 mdwt of tankers were scrapped versus only 3.5 mdwt in 2020. The Company expects the level of tanker scrapping to remain elevated in 2022 due to the combination of an aging world tanker fleet, weak freight rates in recent quarters, and high tanker scrap prices. The Company is currently forecasting around 2% tanker fleet growth in 2022 followed by less than 1% in 2023 and potentially negative fleet growth in 2024 when ship removals are expected to outweigh new deliveries into the fleet.

In summary, the Company expects that spot tanker rates will recover from the multi-decade lows seen in 2021 as both oil demand and supply are expected to revert to, and then surpass, pre-COVID levels during the course of 2022. A significant increase in oil supply from both OPEC+ and non-OPEC+ sources is expected to be the main catalyst behind the recovery. However, the recovery is likely to be weighted towards the second half of the year, and the Company may continue to see periods of weak tanker rates through the first half of 2022 as global oil production continues to catch up with demand. The outlook for 2023 appears positive, as very low levels of tanker fleet growth and a continued recovery in oil demand are expected to lead to higher tanker fleet utilization, and therefore improved spot tanker rates.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(1) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended			Year Ended
	December 31, 2021(2)	September 30, 2021(2)	December 31, 2020(2)	December 31, 2021(2)	December 31, 2020(2)
Time Charter-Out Fleet
Suezmax revenue days	—	—	545	436	2,623
Suezmax TCE per revenue day	—	—	$43,258	$44,678	$39,298
Aframax revenue days	185	257	273	937	548
Aframax TCE per revenue day	$24,762	$23,216	$22,980	$23,352	$23,644
LR2 revenue days	—	—	92	118	242
LR2 TCE per revenue day	—	—	$28,368	$28,534	$27,605

Spot Fleet
Suezmax revenue days	2,324	2,350	1,541	8,786	6,544
Suezmax spot TCE per revenue day (3)	$12,294	$6,029	$9,283	$9,639	$33,405
Aframax revenue days	1,128	1,187	1,366	4,766	6,255
Aframax spot TCE per revenue day (4)	$14,186	$6,845	$7,430	$10,137	$22,452
LR2 revenue days	915	644	808	2,990	3,502
LR2 spot TCE per revenue day (5)	$12,223	$9,358	$8,528	$11,144	$22,318

Total Fleet
Suezmax revenue days	2,324	2,350	2,086	9,222	9,167
Suezmax TCE per revenue day	$12,294	$6,029	$18,155	$11,297	$35,091
Aframax revenue days	1,313	1,444	1,639	5,703	6,803
Aframax TCE per revenue day	$15,679	$9,749	$10,015	$12,307	$22,548
LR2 revenue days	915	644	900	3,108	3,744
LR2 TCE per revenue day	$12,223	$9,358	$10,555	$11,807	$22,660

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Includes Suezmax vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(4)    Includes Aframax vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.
(5)    Includes LR2 vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.

First Quarter of 2022 Spot Tanker Performance Update
The following table summarizes Teekay Tankers’ TCE rates booked to-date in the first quarter of 2022 for its spot-traded fleet only:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$10,300	70%
Aframax (1)	$13,500	64%
LR2 (2)	$11,200	59%
(1)    Rates and percentage booked to-date include Aframax RSA, full service lightering (FSL) and non-RSA voyage charters for all Aframax vessels.
(2)    Rates and percentage booked to-date include Aframax RSA, FSL and non-RSA voyage charters for all LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of February 18, 2022:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tankers	3	—	3
Total Fixed-Rate Fleet	3	—	3
Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers(1)(2)	10	2	12
LR2 Product Tankers(3)	9	1	10
VLCC Tanker(4)	1	—	1
Total Spot Fleet	45	3	48
Total Tanker Fleet	48	3	51
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	48	5	53

(1)    Includes two Aframax tankers with charter-in contracts that are scheduled to expire in August 2023 and November 2023, each with an option to extend for one additional year.
(2)    Excludes one newbuilding Aframax tanker which is expected to be delivered to the Company in late-2022 under a seven-year time charter-in contract with options to extend for up to three years.
(3)    Includes one LR2 product tanker with a charter-in contract that is scheduled to expire in September 2023 with an option to extend for one additional year.
(4)    The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at December 31, 2021, the Company had total liquidity of $144.8 million (comprised of $50.6 million in cash and cash equivalents and $94.2 million in undrawn capacity from its credit facilities), compared to total liquidity of $140.0 million as at September 30, 2021. Pro forma for the refinancing of 13 vessels expected to be completed in the first and second quarters of 2022 and the completion of two vessel sales expected in the first and second quarters of 2022, the Company's total liquidity would have been $246.2 million as at December 31, 2021.

Conference Call
The Company plans to host a conference call on Thursday, February 24, 2022 at 12:00 p.m. (ET) to discuss its fourth quarter and annual 2021 results. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing (888) 254-3590 or (647) 484-0478, if outside of North America, and quoting conference ID code 9503550.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Fourth Quarter and Annual 2021 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently has a fleet of 47 double-hull tankers (including 25 Suezmax tankers, 13 Aframax tankers and nine LR2 product tankers), and also has three time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

E-mail: investor.relations@teekay.com
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net (Loss) Income, Adjusted EBITDA, Free Cash Flow, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net (loss) income excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net (loss) income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of vessels, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Please refer to Appendices C and D of this release for reconciliations of Adjusted EBITDA to net (loss) income and equity (loss) income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net (loss) income, plus depreciation and amortization, unrealized losses from derivative instruments, write-down and loss on sale of assets, equity loss from the equity-accounted joint venture, and any write-offs and certain other non-cash non-recurring items, less unrealized gains from derivative instruments, gain on sale of assets, equity income from the equity-accounted joint venture and certain other non-cash items. The Company includes FCF from the equity-accounted joint venture as a component of its FCF. FCF from the equity-accounted joint venture represents the Company’s proportionate share of FCF from its equity-accounted joint venture. The Company does not control its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted joint venture may not be available to the Company in the periods such FCF is generated by the equity-accounted joint venture. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry-dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represents (loss) income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, write-down and loss on sale of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does (loss) income from operations, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	152,618	107,079	90,581	485,896	741,804
Time-charter revenues	4,712	6,097	34,865	46,159	127,598
Other revenues (2)	2,978	2,714	2,356	10,312	17,032
Total revenues	160,308	115,890	127,802	542,367	886,434

Voyage expenses (1)	(95,968)	(78,335)	(58,649)	(315,121)	(297,225)
Vessel operating expenses	(40,095)	(39,103)	(41,030)	(165,375)	(184,233)
Time-charter hire expenses	(5,161)	(2,870)	(8,096)	(13,799)	(36,341)
Depreciation and amortization	(26,668)	(25,837)	(28,042)	(106,084)	(117,212)
General and administrative expenses	(9,470)	(10,542)	(10,049)	(43,715)	(39,006)
Write-down and loss on sale of assets (3)	(4,270)	(697)	(24,282)	(92,368)	(69,446)
Restructuring charges	—	—	—	—	(1,398)
(Loss) income from operations	(21,324)	(41,494)	(42,346)	(194,095)	141,573

Interest expense	(7,081)	(8,583)	(10,345)	(35,031)	(51,525)
Interest income	34	29	39	122	1,199
Realized and unrealized gain (loss) on derivative instruments (4)	600	(227)	(390)	564	(2,220)
Equity (loss) income (5)	(12,046)	(873)	(74)	(14,107)	5,100
Other income (expense)	300	(1,581)	(1,140)	(1,756)	473
Net (loss) income before income tax	(39,517)	(52,729)	(54,256)	(244,303)	94,600

Income tax (expense) recovery (6)	(291)	674	(19,030)	1,931	(7,283)
Net (loss) income	(39,808)	(52,055)	(73,286)	(242,372)	87,317

(Loss) earnings per share attributable
to shareholders of Teekay Tankers
- Basic	(1.17)	(1.54)	(2.17)	(7.16)	2.59
- Diluted	(1.17)	(1.54)	(2.17)	(7.16)	2.57

Weighted-average number of total common
shares outstanding
- Basic (7)	33,898,450	33,898,299	33,738,143	33,859,306	33,718,665
- Diluted	33,898,450	33,898,299	33,738,143	33,859,306	33,921,621

Number of outstanding shares of common
stock at the end of the period	33,788,514	33,788,514	33,738,143	33,788,514	33,738,143

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $13.7 million, $5.6 million and $6.3 million for the three months ended December 31, 2021, September 30, 2021 and December 31, 2020, respectively, and $35.7 million and $48.5 million for the years ended December 31, 2021 and December 31, 2020, respectively.

(2)Other revenues include lightering support and liquefied natural gas services revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned. In April 2020, the Company sold a portion of its oil and gas ship-to-ship transfer support business, including its gas terminal management services.

(3)Write-down and loss on sale of assets for the three months and year ended December 31, 2021 includes a write-down of $4.6 million relating to one Aframax tanker and one Suezmax tanker, which are classified as held for sale and were written down to their estimated sales prices. Write-down and loss on sale of assets for the three months and year ended December 31, 2021 also includes a gain on sale of $0.3 million related to one Aframax tanker which sale completed in December 2021. Write-down and loss on sale of assets for the year ended December 31, 2021, also includes a write-down of $85.7 million relating to three Suezmax tankers, three LR2 tankers, one Aframax tanker, and one of the Company's operating lease right-of-use assets, which were written-down to their estimated fair values. Write-down and loss on sale of assets for the year ended December 31, 2021 also includes a net loss on sale of two Aframax tankers of $2.1 million which sales were completed in September 2021 and December 2021.

Write-down and loss on sale of assets for the three months and year ended December 31, 2020 includes a write-down of $22.7 million relating to four Aframax tankers and the Company's operating lease right-of-use assets, which were written-down to their estimated fair values. Write-down and loss on sale of assets for the three months and year ended December 31, 2020 also includes a write-down of $1.6 million related to two Aframax tankers, which the Company had entered into agreements to sell and were classified as held for sale at December 31, 2020.

(4)Includes realized losses on interest rate swaps of $0.1 million for each of the three months ended December 31, 2021, September 30, 2021 and December 31, 2020, respectively, and a realized loss of $0.3 million and a realized gain of $0.5 million for the years ended December 31, 2021 and December 31, 2020, respectively. The Company also recognized realized losses of $0.2 million, $0.3 million and $0.8 million for the three months ended December 31, 2021, September 30, 2021 and December 31, 2020, respectively, and realized losses of $0.6 million and $1.2 million for the years ended December 31, 2021 and December 31, 2020, respectively, relating to its forward freight agreements.

(5)Equity (loss) income relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker. During the three months and year ended December 31, 2021, the Company recognized an other-than-temporary decline in the carrying value of its investment in the High-Q joint venture, which is included in equity (loss) income. The investment was written down by $11.6 million to its estimated fair value.

(6)During the three months ended December 31, 2020, the Company obtained further advice regarding the freight taxes in a certain jurisdiction due to the uncertainty surrounding recent tax changes. Based on this information and other considerations, the Company increased its provision during the three months ended December 31, 2020 for uncertain tax liabilities by $18.1 million, of which $10.5 million relates to 2020 voyages, and $2.1 million of that balance relates to the fourth quarter of 2020.

(7)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31,	September 30,	December 31,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	50,572	60,723	97,232
Restricted cash	2,221	2,476	2,779
Accounts receivable	41,085	28,308	36,202
Bunker and lube oil inventory	49,028	49,817	34,606
Prepaid expenses	10,223	11,069	9,739
Due from affiliates	4,220	2,619	5,236
Assets held for sale (1)	43,543	13,756	32,974
Accrued revenue	44,503	33,271	26,640
Total current assets	245,395	202,039	245,408
Restricted cash – long-term	3,135	3,135	3,135
Vessels and equipment – net	925,249	1,073,465	1,104,742
Vessels related to finance leases – net	411,749	329,846	450,558
Operating lease right-of-use assets	14,257	10,334	2,529
Investment in and advances to equity-accounted joint venture	12,954	25,000	28,561
Other non-current assets	2,090	1,835	897
Intangible assets – net	1,494	1,612	1,989
Goodwill	2,426	2,426	2,426
Total assets	1,618,749	1,649,692	1,840,245

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	67,415	70,869	86,114
Short-term debt	25,000	20,000	10,000
Current portion of long-term debt	15,500	34,399	10,858
Current portion of derivative liabilities	122	571	289
Current obligations related to finance leases	27,032	20,005	78,476
Current portion of operating lease liabilities	9,389	6,398	3,685
Due to affiliates	10,944	9,831	3,123
Other current liabilities	1,686	2,411	4,574
Total current liabilities	157,088	164,484	197,119
Long-term debt	304,791	343,130	232,103
Long-term obligations related to finance leases	267,449	213,811	281,567
Long-term operating lease liabilities	4,868	3,937	315
Other long-term liabilities	46,141	46,559	50,239
Equity	838,412	877,771	1,078,902
Total liabilities and equity	1,618,749	1,649,692	1,840,245

Net debt (2)	583,844	565,011	509,858
(1)Assets held for sale at December 31, 2021 includes two Aframax tankers and one Suezmax tanker. Assets held for sale at September 30, 2021 included one Aframax tanker which was sold in December 2021 for total gross proceeds of $13.0 million. Assets held for sale at December 31, 2020 included two Aframax tankers which were sold in March 2021 for total gross proceeds of $32.0 million.
(2)Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2021	2020
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(242,372)	87,317
Non-cash items:
Depreciation and amortization	106,084	117,212
Write-down and loss on sale of assets	92,368	69,446
Unrealized (gain) loss on derivative instruments	(1,432)	1,458
Equity loss (income)	14,107	(5,100)
Income tax (recovery) expense	(3,109)	7,113
Other	2,002	5,232
Change in operating assets and liabilities	(50,116)	89,920
Expenditures for dry docking	(26,974)	(24,655)
Net operating cash flow	(109,442)	347,943

FINANCING ACTIVITIES
Proceeds from short-term debt	50,000	235,000
Proceeds from long-term debt, net of issuance costs	221,167	574,872
Scheduled repayments of long-term debt	(11,229)	(13,174)
Prepayments of long-term debt	(135,000)	(882,495)
Prepayments of short-term debt	(35,000)	(275,000)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs	140,226	—
Scheduled repayments of obligations related to finance leases	(20,344)	(25,149)
Prepayment of obligations related to finance leases	(185,514)	(29,596)
Other	(225)	(562)
Net financing cash flow	24,081	(416,104)

INVESTING ACTIVITIES
Proceeds from sale of assets	58,090	85,892
Expenditures for vessels and equipment	(21,447)	(16,025)
Loan repayments from equity-accounted joint venture	1,500	4,650
Net investing cash flow	38,143	74,517

(Decrease) increase in cash, cash equivalents and restricted cash	(47,218)	6,356
Cash, cash equivalents and restricted cash, beginning of the period	103,146	96,790
Cash, cash equivalents and restricted cash, end of the period	55,928	103,146

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net (Loss) Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	December 31, 2021		September 30, 2021		December 31, 2020
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net loss - GAAP basis	(39,808)	($1.17)	(52,055)	($1.54)	(73,286)	($2.17)

Add (subtract) specific items affecting net loss:
Write-down and loss on sale of assets	4,270	$0.12	697	$0.02	24,282	$0.71
Unrealized gain on derivative instruments (2)	(833)	($0.03)	(211)	($0.01)	(489)	($0.01)
Other (3)	11,412	$0.34	1,422	$0.04	8,827	$0.26
Total adjustments	14,849	$0.43	1,908	$0.06	32,620	$0.96
Adjusted net loss attributable to
shareholders of Teekay Tankers	(24,959)	($0.74)	(50,147)	($1.48)	(40,666)	($1.21)

	Year Ended
	December 31, 2021		December 31, 2020
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net (loss) income - GAAP basis	(242,372)	($7.16)	87,317	$2.59

Add (subtract) specific items affecting net income:
Write-down and loss on sale of assets	92,368	$2.73	69,446	$2.06
Unrealized (gain) loss on derivative instruments (2)	(1,432)	($0.04)	1,459	$0.04
Other (3)	12,847	$0.38	(5,075)	($0.15)
Total adjustments	103,783	$3.07	65,830	$1.95
Adjusted net (loss) income attributable to
shareholders of Teekay Tankers	(138,589)	($4.09)	153,147	$4.54

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended December 31, 2021 primarily relates to the write-down of an equity-accounted investment and unrealized foreign exchange gains. The amount recorded for the three months ended September 30, 2021 primarily relates to the premium paid in relation to the repurchase of six sale-leaseback vessels as part of the exercise of early purchase options and unrealized foreign exchange gains. In addition to these amounts, the amount recorded for the year ended December 31, 2021 primarily relates to unrealized foreign exchange losses. The amount recorded for the three months ended December 31, 2020 primarily relates to adjustments to freight tax accruals of prior years and unrealized foreign exchange losses. In addition to these amounts, the amount recorded for the year ended December 31, 2020 primarily relates to restructuring charges, debt issuance costs which were written off in connection with the refinancing of the Company's debt facilities in January 2020 and August 2020, realized gains from swap termination settlement, as well as additional adjustments to freight tax accruals of prior years and unrealized foreign exchange gains.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended			Year Ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) income - GAAP basis	(39,808)	(52,055)	(73,286)	(242,372)	87,317

Add:
Depreciation and amortization	26,668	25,837	28,042	106,084	117,212
Proportionate share of free cash flow from equity-accounted joint venture	13	—	402	—	7,002
Unrealized loss on derivative instruments	—	—	—	—	1,459
Write-down and loss on sale of assets	4,563	913	24,282	92,877	72,527
Equity loss (1)	12,046	873	74	14,107	—

Less:
Proportionate share of free cash flow from equity-accounted joint venture	—	(397)	—	(621)	—
Unrealized gain on derivative instruments	(833)	(211)	(489)	(1,432)	—
Gain on sale of assets	(293)	(216)	—	(509)	(3,081)
Equity income (1)	—	—	—	—	(5,100)

Free cash flow	2,356	(25,256)	(20,975)	(31,866)	277,336

Weighted-average number of common shares outstanding for the period - basic	33,898,450	33,898,299	33,738,143	33,859,306	33,718,665
(1)Equity loss and equity income relate to the Company’s 50 percent ownership interest in the High-Q joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2021	September 30, 2021	December 31, 2020
	(unaudited)	(unaudited)	(unaudited)
Net loss - GAAP basis	(39,808)	(52,055)	(73,286)
Depreciation and amortization	26,668	25,837	28,042
Interest expense, net of interest income	7,047	8,554	10,306
Income tax expense (recovery)	291	(674)	19,030
EBITDA	(5,802)	(18,338)	(15,908)

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange (gain) loss	(172)	(143)	1,268
Write-down and loss on sale of assets	4,270	697	24,282
Realized loss on interest rate swaps	80	79	70
Unrealized gain on derivative instruments	(833)	(211)	(489)
Equity loss	12,046	873	74
Other expense (1)	—	1,565	—
Consolidated Adjusted EBITDA	9,589	(15,478)	9,297
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	101	(309)	491
Total Adjusted EBITDA	9,690	(15,787)	9,788
(1) The amount recorded for the three months ended September 30, 2021 relates to the premium paid in relation to the repurchase of six sale-leaseback vessels as part of the exercise of early purchase options.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Year Ended
	December 31, 2021	December 31, 2020
	(unaudited)	(unaudited)
Net (loss) income - GAAP basis	(242,372)	87,317
Depreciation and amortization	106,084	117,212
Interest expense, net of interest income	34,909	50,326
Income tax (recovery) expense	(1,931)	7,283
EBITDA	(103,310)	262,138

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange (gain) loss	(302)	734
Write-down and loss on sale of assets	92,368	69,446
Realized loss (gain) on interest rate swaps	296	(481)
Unrealized (gain) loss on derivative instruments	(1,432)	1,459
Equity loss (income)	14,107	(5,100)
Other expense (1)	1,565	—
Consolidated Adjusted EBITDA	3,292	328,196
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	(276)	7,451
Total Adjusted EBITDA	3,016	335,647
(1) The amount recorded for the year ended December 31, 2021 relates to the premium paid in relation to the repurchase of six sale-leaseback vessels as part of the exercise of early purchase options.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2021		September 30, 2021		December 31, 2020
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	941	471	183	92	1,584	792
Vessel and other operating expenses	(739)	(370)	(802)	(401)	(602)	(301)
Depreciation and amortization	(951)	(475)	(951)	(476)	(951)	(475)
(Loss) income from operations of equity-accounted joint venture	(749)	(374)	(1,570)	(785)	31	16

Interest expense, net of interest income	(175)	(88)	(180)	(90)	(179)	(90)
Income tax recovery	—	—	5	2	—	—
Equity loss of equity-accounted joint venture	(924)	(462)	(1,745)	(873)	(148)	(74)

Equity loss of equity-accounted joint venture	(924)	(462)	(1,745)	(873)	(148)	(74)
Depreciation and amortization	951	475	951	476	951	475
Interest expense, net of interest income	175	88	180	90	179	90
Income tax recovery	—	—	(5)	(2)	—	—
Adjusted EBITDA from equity-accounted joint venture	202	101	(619)	(309)	982	491

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Year Ended
	December 31, 2021		December 31, 2020
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)
Revenues	2,409	1,205	17,519	8,759
Vessel and other operating expenses	(2,961)	(1,481)	(2,617)	(1,308)
Depreciation and amortization	(3,805)	(1,902)	(3,805)	(1,902)
(Loss) income from operations of equity-accounted joint venture	(4,357)	(2,178)	11,097	5,549

Interest expense, net of interest income	(689)	(345)	(898)	(449)
Equity (loss) income of equity-accounted joint venture	(5,046)	(2,523)	10,199	5,100

Equity (loss) income of equity-accounted joint venture	(5,046)	(2,523)	10,199	5,100
Depreciation and amortization	3,805	1,902	3,805	1,902
Interest expense, net of interest income	689	345	898	449
Adjusted EBITDA from equity-accounted joint venture	(552)	(276)	14,902	7,451

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: the expected timing of closing and impact on the Company’s liquidity of the sale of certain vessels and the refinancing of certain vessels by way of sale-leaseback transactions; the Company's expectations regarding tanker charter-in contracts, including the timing of commencement, expiry or extensions thereof; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets; the future outlook on the crude tanker spot and charter markets, and the impact thereon of various factors; forecasts of a potential recovery in the tanker market and the expected timing thereof, as well as expected growth in global oil demand driven by various factors and the expected impact thereof; forecasts of an ongoing decline in global oil inventories; the impact of increased global crude oil trade volumes on the tanker market; forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker orders and vessel scrapping; the anticipated future unwinding of OPEC+ crude oil supply cuts and non-OPEC+ oil production increases, the timing thereof and the resulting impact on oil and tanker demand, as well as tanker fleet utilization and crude spot tanker rates; the continuing impact of the COVID-19 global pandemic (including new variants such as Omicron) and related developments on the Company's business and tanker and oil market fundamentals (including the near-term tanker market outlook); the Company's liquidity and market position; and the Company’s ability to benefit from an expected tanker market recovery.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 global pandemic (including new variants such as Omicron) and any resulting effects on the markets in which the Company operates; the impact of the COVID-19 outbreak on the Company’s ability to maintain safe and efficient operations; the impact and timing of coronavirus vaccination programs; the impact of geopolitical tensions and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts within anticipated timeframes; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2030 and others that may further regulate greenhouse gas emissions; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2020. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.